UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT 1934

For the month of December, 2002

COLES MYER LTD.

(Translation of registrant's name into English)

800 TOORAK ROAD, TOORONGA, VICTORIA, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pusuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COLES MYER LTD.

(Registrant)

By  /s/  R F BENNETT

(Signature)

ROBERT F BENNETT

COMPANY SECRETARIAT MANAGER

Date December 2, 2002

Coles Myer Ltd.

ABN 11 004 089 936

800 Toorak Road, Tooronga, 3146

Telephone (03) 9829 3111

Facsimile (03) 9829 6787

Postal Address: PO Box 2000, Glen Iris, 3146

News Release

Monday, 2 December 2002

Officeworks announces key strategic acquisition

Coles Myer today announced that Officeworks will acquire Viking Office Products Pty Ltd, Australia's largest direct marketer of office supplies.

Coles Myer CEO, John Fletcher, said the acquisition would further strengthen the Officeworks business, establishing it as a major multi-channel provider of office supplies.

Viking has annual sales of about $150m and services 128,000 active business customers throughout Australia via catalogues and online. The acquisition is expected to be earnings per share (EPS) positive in its first full year of operation.

Mr Fletcher said the Viking acquisition was in line with the company's five-year strategic plan to substantially grow the Officeworks' business.

Officeworks' Managing Director, Peter Scott, said the acquisition signalled an exciting new growth phase for the business. "Viking is the leading direct marketer of office products in Australia, focusing on the small to medium size business market. Our acquisition of Viking is of key strategic importance in sustaining longer term growth for Officeworks by strengthening our current multi-channel access for customers through retail stores, internet, telephone, catalogue, e-mail and fax," Mr Scott said.

"This acquisition brings to Officeworks' existing direct channel a complementary customer base.

"Viking's 350 dedicated and customer focused employees and freehold distribution centres at North Rocks and Laverton North provide a solid base from which further expansion opportunities will be explored," Mr Scott said.

Viking Office Products Pty Ltd and Viking Direct Pty Ltd were acquired from Viking Office Products Inc, a subsidiary of Office Depot Inc. It is expected that the acquisition will be completed by calendar year end.

Office Depot's Senior Vice President with responsibility for the company's Australian operations, Anne Cashman, said that Viking Office Products had enjoyed much success in the Australian marketplace over the past nine years.

"Our employees have consistently delivered the highest level of service to our customers through commitment, hard work and dedicated focus. Our decision to exit the market was based on decisions of strategic focus," Ms Cashman said.

"With the tremendous opportunities for growth we now have in Europe, where the majority of our international operations now reside, we felt this sale was the right strategic move for Office Depot," she said.

Officeworks is Australia's largest retailer of office supplies, currently operating 62 stores around Australia and catering specifically to the needs of small to medium size businesses, home offices and students. A further 45 store openings are planned over the next four years.

More information:

Media: Scott Whiffin 03 9829 5548

Analysts: Amanda Fischer 03 9829 4521